SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT:  Activision Blizzard, Inc.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington D.C.   20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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June 7, 2021

Dear Activision Blizzard shareholders,

At the Activision Blizzard Inc.’s (NASDAQ: ATVI) Annual Meeting on June 14, 2021, please vote AGAINST the “Say-On-Pay” proposal (Item 2) and AGAINST Compensation Committee Chair Robert Morgado (1g).

This year, the board of directors of Activision Blizzard amended and extended CEO Robert Kotick’s employment agreement through March 2023. While the terms of the extension represent a pay reduction for Mr. Kotick, the extension is too short to significantly impact his total pay for an extended time. Shareholders should oppose both the “Say-On-Pay” proposal and the reelection of the chair of the Compensation Committee for the following reasons:

  The Compensation Committee did not address longstanding shareholder concerns about executive pay practices at Activision by extending CEO Kotick’s contract by less than two years.
  Given the repeated opposition to CEO Kotick’s pay over the years, shareholders should expect to see a long-term reform of his compensation over a greater period than merely one year.
  The CEO’s 2021 equity award will accelerate at maximum payout level leaving most of the compensation reductions to apply to only one full year, 2022, and as such may only cover the equity award for next year.

The CtW Investment Group works with pension funds sponsored by unions affiliated with the Strategic Organizing Center, a coalition of unions representing more than four million workers, to enhance long-term shareholder value through active ownership. These funds have over $250 billion in assets under management and are substantial Activision Blizzard shareholders.

Mr. Kotick’s short employment agreement extension combined with the effects of the Shareholder Value Creation Incentive essentially renders the new equity compensation reductions moot.

The original employment agreement was for a period of 5 years (from October 1, 2016 to December 31, 2021 before it was amended and extended in April 2021). The extension, however, is less than 2 years, from April 2021 to March 31, 2023, after which time the lowered pay terms could be renegotiated and Mr. Kotick’s pay increased once again. While there were some reductions in Mr. Kotick’s pay in his amended agreement, the extension length is so short that it overlaps with awards under the company’s Shareholder Value Creation Incentive that provides that, if the stock price closes at or above $79.96 for at least 90 consecutive trading days, all outstanding equity awards granted under the agreement from October 2016 all the way through December 2021 would accelerate vesting at the maximum payout level. Activision’s stock price met this threshold, so the maximum earn-out for the 2020 and 2021 awards was a foregone conclusion. Because the contract extension is only until the end of March 2023, the only full year for which Mr. Kotick will see a meaningful equity pay reduction is 2022. In other words, the extension is not long enough to represent an earnest effort by the Compensation Committee to reduce the CEO’s outsized equity pay over a sustained period. The Compensation Committee is silent about its long-term incentive approach after March 2023.

Further, the substantial payouts for Mr. Kotick’s 2020 and 2021 awards alone are so large that they severely undermine the contractual reductions that apply largely to 2022. Mr. Kotick has already received a windfall sufficiently large enough to cover reductions in pay through early 2023 because of the Shareholder Value Creation Incentive. Mr. Kotick’s 2020 equity grant had a target value of $28 million, which proxy advisor Institutional Shareholder Services notes is higher than the median total pay of CEOs in the company's peer group ($23.4 million).1 The award has a realized value of nearly $124 million. Similarly, Mr. Kotick also received his award intended for 2021 in 2020, with a grant date value of over $25 million and a maximum payout value of over $32 million. The company makes clear in a supplemental filing that the 2021 award, even though it was granted in 2020, was still subject to the Shareholder Value Creation Incentive stipulation.

Activision has received repeated low votes during Compensation Committee Chair Morgado’s tenure.

Compensation Committee Chair Morgado has been a member of Activision’s board of directors for 24 years (since 1997) and Chairman of the Compensation Committee for six years (since 2015). Meanwhile, Activision has received low support for its Say-on-Pay proposal (below 70%) in five out of the past seven years, as detailed below:

Nearly all of these low vote outcomes occurred under Morgado’s leadership of the Compensation Committee. Given this poor track record and his more than two decades board tenure, we believe it is time for a board refreshment.

In conclusion, with 2020 and 2021 awards accelerated due to the Shareholder Value Creation Incentive, the only full year the contract changes cover is 2022 in terms of substantial equity pay reduction (Mr.

Kotick’s equity earnings comprise the overwhelming majority of his total pay, not base salary or annual bonus compensation). Given the repeated opposition to Activision’s pay over the years, shareholders expect sustained change in CEO Kotick’s compensation over a longer time period than merely one year. The short contract extension does not represent a strong enough effort on the part of the compensation committee to truly reign in Mr. Kotick’s continued outsized equity pay. As such, we urge you to vote AGAINST the “Say-On-Pay” proposal and hold Compensation Committee Chair Robert Morgado accountable for the inadequate response to substantial shareholder opposition by voting AGAINST his reelection.

Please contact my colleague Michael Varner, Director of Executive Compensation Research at michael.varner@ctwinvestmentgroup.com with any questions.

1 Institutional Shareholder Services. ISS Proxy Analysis & Benchmark Policy Voting Recommendations, Activision Blizzard, Inc. June 1, 2021.

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